FORM U-3A-2

Annual Filing--1996
File No. 69-315

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the Public Utility Holding Company Act of 1935.


To Be Filed Annually Prior to March 1

CENTERIOR ENERGY CORPORATION


hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935. In support of such claim for exemption the following information is submitted.

1.	Name, State of organization, location and nature of business of claimant and every subsidiary thereof.

Centerior Energy Corporation ("Centerior") was incorporated in the State of Ohio in 1985. The principal executive offices of Centerior are located in Independence, Ohio. Centerior is a Holding Company within the meaning of
Section 2(a)(7) of the Public Utility Holding Company Act of 1935 (the
"Act").

Centerior's principal business is the holding of all of the outstanding common stock of six subsidiaries which are The Cleveland Electric Illuminating Company ("CEI"), The Toledo Edison Company ("TE"), Centerior Service Company ("CSC"), Centerior Properties Company ("CPC"), CCO Company ("CCO"), and Market Responsive Energy ("MRE"). One of Centerior's former subsidiaries, Dynamic Energy Ventures, Inc. was merged into CPC in 1995,
and Diagnostic Services Group, Inc., another Centerior   subsidiary, became
a subsidiary of CCO.

CEI was incorporated under the laws of the State of Ohio in 1892 and is a public utility engaged primarily in the generation, transmission, distribution and sale of electric energy to an area of approximately 1,700 square miles in northeastern Ohio, including Cleveland, extending about 100 miles along the southern shore of Lake Erie west from Pennsylvania. During the 12 months ended December 31, 1995, all of CEI's operating revenues were derived from the sale of electricity.

TE was incorporated under the laws of the State of Ohio in 1901 and is a public utility engaged primarily in the generation, transmission, distribution and sale of electric energy in Toledo and northwestern Ohio, covering an area of approximately 2,500 square miles. During the 12 months ended December 31, 1995, all of TE's operating revenues were derived from the sale of electricity.

CSC was incorporated under the laws of the State of Ohio in 1986 and is a service company that has entered into service agreements in the State of Ohio concerning management, engineering, legal, finance, nuclear operations, construction, systems dispatch and certain other matters with CEI, TE and Centerior.

CPC (previously "The CEICO Company" and "CEICO Service Company") is an Ohio corporation organized on March 23, 1929 that is involved in real estate activities.

CCO is an Ohio corporation organized on July 28, 1971 whose principal business presently involves the ownership of stock investments in certain non-utility ventures.

MRE is an Ohio corporation organized June 30, 1995 that will be a power marketer in the wholesale power markets.

2.	A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

Centerior owns no such property and CSC, CPC, CCO, and MRE are not public utilities.

CEI

CEI's generating properties consist of all or a portion of (i) 17 units at four fossil fuel plants including the Avon Lake Plant, located in Avon Lake, Ohio, the Lake Shore Plant, located in Cleveland, Ohio, the Eastlake Plant, located in Eastlake, Ohio, and the Ashtabula Plant, located, in Ashtabula, Ohio; (ii) a 454 megawatt share of Davis-Besse Nuclear Power Station located in Oak Harbor, Ohio; and (iii) a 351 megawatt share of a pumped storage hydroelectric plant (the Seneca Plant) located in Warren, Pennsylvania. These six CEI-owned plants have a net demonstrated capability of 3,351 megawatts during the winter, although this includes the Lake Shore Plant (256 megawatts), which is on cold standby status and can be returned to service, if needed.

On September 30, 1987, CEI sold essentially all of its 470 megawatt undivided tenant-in-common interests in Units 1, 2 and 3 of the Mansfield Plant located in Shippingport, Pennsylvania. As a result of separate sale and leaseback transactions completed on that date, CEI and TE are co-lessees of 6.5% (51 megawatts), 45.9% (358 megawatts) and 44.38% (355 megawatts) of Units 1, 2 and 3, respectively, of the coal-fired Mansfield Plant for terms of about 29-1/2 years.

CEI also owns a 371 megawatt share of Perry Nuclear Power Plant Unit No. 1 (Perry Unit 1) located in Perry, Ohio, which was placed in commercial operation on November 18, 1987. In addition, CEI owns a 201 megawatt share of Beaver Valley Nuclear Power Station Unit No. 2 located in Shippingport, Pennsylvania, which was placed in commercial operation on November 17, 1987 and leases, as co-lessee with TE, another 18.26% (150 megawatts) of Beaver Valley Unit 2 for a term of about 29-1/2 years.

CEI owns the transmission facilities located in the area it serves in northeastern Ohio for transmitting electric energy to all of its customers, except for one 5.5 mile 138kV transmission line that CEI leases from the City of Cleveland. The portions of the transmission lines located in Pennsylvania to the Seneca Plant, Mansfield Plant and the Beaver Valley Power Station are not owned by CEI. CEI has a transmission interconnection with Pennsylvania Electric Company which provides for transmission of electric energy from the Seneca Plant.

CEI also has interconnections with Ohio Edison Company which provide for the transmission of electric energy from the Mansfield Plant and the Beaver Valley Nuclear Power Station, and also interconnects with AEP (Ohio Power).

CEI's transmission facilities consist of transmission lines and transmission substations operating at various voltages between 11,000 volts and 345,000 volts.

CEI owns the distribution facilities located in the area it serves in northeastern Ohio for distributing electric energy to all of its customers. These distribution facilities consist primarily of distribution lines and distribution substations and related service facilities and are used to serve electric energy to customers pursuant to franchises granted by the State of Ohio and, in some instances, by municipalities.

TE

TE's generating properties consist of (i) two wholly-owned fossil fuel electric generating stations, Acme and Bay Shore, located in Lucas County, Ohio; and (ii) a 429 megawatt share of Davis-Besse Nuclear Power Station located in Oak Harbor, Ohio. TE also owns five internal combustion turbine generator units with an aggregate capability of 77 megawatts located in northwestern Ohio. These TE-owned plants have a net demonstrated capability of 1,212 megawatts during the winter, although this includes the Acme Station (78 megawatts), which is on cold standby status and can be returned to service, if needed.

On September 30, 1987, TE sold essentially all of its 294 megawatt undivided tenant-in-common interests in Units 2 and 3 of the Mansfield Plant located in Shippingport, Pennsylvania. As a result of separate sale and leaseback transactions completed on that date, TE and CEI are co-lessees of 6.5% (51 megawatts), 45.9% (358 megawatts) and 44.38% (355 megawatts) of Units 1, 2 and 3, respectively, of the coal-fired Mansfield Plant for terms of about 29-1/2 years.

TE also owns a 238 megawatt share of Perry Unit 1. On September 30, 1987 TE sold about 18.26% (150 megawatts) of its undivided tenant-in-common interests in Beaver Valley Power Station Unit No. 2 located in Shippingport, Pennsylvania (TE had owned 19.91% (163 megawatts) and has retained about a 1.65% interest in that Unit). On the same day, the purchasers leased those interests to TE (with CEI as co-lessee) for a term of about 29-1/2 years. TE is selling 150 megawatts of its Beaver Valley Unit 2 leased capacity entitlement to CEI. This sale commenced in November 1988 and it is anticipated that it will continue at least until 1998.

TE's transmission facilities consist of transmission lines and transmission substations operating at various voltages between 23,000 volts and 345,000 volts. TE owns the transmission facilities located in the area it serves in northwestern Ohio for transmit-ting electric energy to all of its customers. The portions of the transmission lines located in Pennsylvania to the Mansfield Plant and the Beaver Valley Power Station are not owned by TE. TE has interconnections with Ohio Edison Company which provide for the transmission of electric energy from the Mansfield Plant and the Beaver Valley Nuclear Power Station. TE also has transmission interconnections with Consumers Power Company, Detroit Edison and AEP (Ohio Power).

TE owns the distribution facilities located in the area it serves in northwestern Ohio for distributing electric energy to all of its customers. These distribution facilities consist primarily of distribution lines and distribution substations and related service facilities and are used to serve electric energy to its customers.

3.	The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

(a)	Number of kwh of electric energy sold (at retail or wholesale), and
Mcf. of natural or manufactured gas distributed at retail.



	Centerior		CEI			Toledo Edison		CSC

	N/A			21,247,287,000		11,149,448,000		N/A
				kwh			kwh


(b)	Number of kwh of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.


	Centerior		CEI		Toledo Edison		CSC
	N/A			None		None			N/A


(c)	Number of kwh of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

	Centerior		CEI		Toledo Edison		CSC
	N/A			996,541,000	301,650,000		N/A
				kwh		kwh

(d)	Number of kwh of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

	Centerior		CEI		Toledo Edison		CSC
	N/A			72,566,000*	47,493,000*		N/A
				kwh		kwh

____________________
*	Net Kwh of purchases and non-monetary power exchange transactions with wholesale customers outside the State.

4.	The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

(a)	Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

Not applicable.

(b)	Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

Not applicable.

(c)	Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding claiming exemption or another system company, other than the EWG or foreign utility company.

Not applicable.

(d)	Capitalization and earnings of the EWG or foreign utility company during the reporting period.

Not applicable.

(e)	Identify any service, sales or construction contract(s) between the
EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

Not applicable.

Attached hereto as Exhibit A is a consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 27th day of February, 1996.

					CENTERIOR ENERGY CORPORATION
					(Name of Claimant)





					By: TERRENCE G. LINNERT____________________

					     Terrence G. Linnert, Senior Vice
President,
					     Chief Financial Officer and General
Counsel

ATTEST:					(Centerior Energy Corporation has no
seal)


KEVIN P. MURPHY ASST. SEC'Y._________________

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:


Janis T. Percio			Secretary
(Name)				(Title)


Centerior Energy Corporation, P.O. Box 94661, Cleveland, Ohio 44101-4661
   (Address)


EXHIBIT A


CONSOLIDATING FINANCIAL STATEMENTS OF
THE CENTERIOR ENERGY CORPORATION AND SUBSIDIARIES
FOR 1995

(UNAUDITED)


The following consolidating balance sheet at December 31, 1995 and the consolidating income statement and retained earnings statement for the twelve months ended December 31, 1995 are for the Centerior Energy Corporation (Centerior Energy) and Subsidiaries.

Centerior Energy was organized in 1985 and acquired The Cleveland Electric Illuminating Company and Subsidiaries (Cleveland Electric or CEI) and The Toledo Edison Company (Toledo Edison or TE) on April 29, 1986. This business combination was accounted for as a pooling of interests. The consolidating financial statements also include the accounts of Centerior Energy's wholly owned subsidiary, Centerior Service Company (Service Company or CSC), which was incorporated in 1986. The Service Company provides, at cost, management, financial, administrative, engineering, legal and other services to Centerior Energy, Cleveland Electric and Toledo Edison (Centerior Utilities). The consolidating financial statements also include the accounts of three other wholly owned subsidiaries of Centerior
Energy: Centerior Properties Company (CPC), CCO Company (CCO) and Market Responsive Energy, Inc. (MRE). All significant intercompany items have been eliminated in consolidation.

Centerior Energy and the Centerior Utilities follow the Uniform System of Accounts prescribed by the Federal Energy Regulatory Commission and adopted by The Public Utilities Commission of Ohio (PUCO). The Service Company follows the Uniform System of Accounts for Mutual Service Companies as prescribed by the Securities and Exchange Commission under the Public Utility Holding Company Act of 1935.


CENTERIOR ENERGY CORPORATION AND SUBSIDIARES
INCOME STATEMENT - YTD
For Twelve Months Ended December 31, 1995
(Thousands of Dollars)
   (Unaudited)


                                                                              CCO               Eliminations &
                                       CEI        TE        CSC   Centerior & Subs    CPC      Classifications   Consolidated
                                   ---------- --------- -------- --------- -------- -------- ----------------   -------------
OPERATING REVENUES
  Electric                         1,768,737   873,657        -         -        -        -         (126,872)(1)   2,515,522
  Service Company Revenues                 -         -  208,076         -        -        -         (208,076)(2)           -

OPERATING EXPENSES
  Fuel and Purchased Power           413,390   156,875        -         -        -        -         (104,920)(3)     465,345
  Other Operation and Maintenance    417,945   224,708  198,751       335        -        -         (224,512)(4)     617,227
  Generation Facilities Rental Exp.   55,566   103,966        -         -        -        -                -         159,533
  Depreciation and Amortization      196,247    84,270        -         -        -        -                -         280,517
  Taxes, Other than FIT              229,962    91,042    9,120       388        -        -           (9,120)(5)     321,392
  Deferred Operating Expenses, Net   (36,148)  (16,799)       -         -        -        -                -         (52,947)
  Federal Income Taxes                93,875    41,528       (1)     (193)       -        -                1 (6)     135,210
                                   ---------- --------- -------- --------- -------- -------- ----------------   -------------
  Total Operating Expenses         1,370,838   685,589  207,870       530        -        -         (338,551)      1,926,277
                                   ---------- --------- -------- --------- -------- -------- ----------------   -------------
OPERATING INCOME                     397,898   188,068      206      (530)       -        -            3,602         589,244

NON OPERATING INCOME
  AFUDC-Equity                         2,173       874        -         -        -        -                -           3,048
  Other Income and Deductions, Net     2,318     6,242        -   221,785     (564)     398         (224,066)(7)       6,113
  Deferred Carrying Charges           28,493    14,018        -         -        -        -                -          42,511
  Federal Income Taxes - Cr (Exp)     (1,686)   (2,300)       -      (783)      69     (141)               -          (4,840)
                                   ---------- --------- -------- --------- -------- -------- ----------------   -------------
Total Nonoperating Income             31,299    18,835        -   221,002     (495)     257         (224,066)         46,832

INCOME BEFORE INTEREST CHARGES       429,197   206,903      206   220,472     (495)     257         (220,464)        636,076

INTEREST CHARGES
  Long-Term Debt                     244,950   104,112        -         -        -        -                -         349,061
  Short-Term Debt                      3,229     6,703      206         -        -        -             (917)(8)       9,222
  AFUDC-Borrowed Funds                (2,701)     (674)       -         -        -        -                -          (3,375)
                                   ---------- --------- -------- --------- -------- -------- ----------------   -------------
Net Interest Charges                 245,478   110,141      206         -        -        -             (917)        354,908

INCOME AFTER INTEREST CHARGES        183,719    96,762        -   220,472     (495)     257         (219,547)        281,168

PREFERRED DIVIDEND REQ OF SUBS             -         -        -         -        -        -           60,696 (9)      60,696
                                   ---------- --------- -------- --------- -------- -------- ----------------   -------------
NET INCOME                           183,719    96,762        -   220,472     (495)     257         (280,243)        220,472
                                   ========== ========= ======== ========= ======== ======== ================   =============
PREFERRED DIVIDEND REQUIREMENTS       42,444    18,252        -         -        -        -          (60,696)(9)           -
                                   ---------- --------- -------- --------- -------- -------- ----------------   -------------
EARNINGS AVAILABLE FOR COMMON STOCK  141,275    78,510        -   220,472     (495)     257         (219,547)        220,472
                                   ========== ========= ======== ========= ======== ======== ================   =============
AVERAGE COMMON SHARES OUTSTANDING                                                                                    148,031
                                                                                                                =============
EARNINGS PER COMMON SHARE                                                                                               1.49
                                                                                                                =============


            CENTERIOR ENERGY CORPORATION AND SUBSIDIARIES
                           INCOME STATEMENT
            INTERCOMPANY ELIMINATIONS & RECLASSIFICATIONS
                  For Year Ended December 31,  1995
                        (Thousands of Dollars)


            1. Operating Revenue - Electric
            -------------------------------
               Centerior Utilities transmission line revenues                                          (1,558)
               Centerior Utilities microwave line revenues                                               (299)
               Centerior Utilities wheeling revenues                                                      (42)
               Centerior Utilities A&G revenues                                                          (376)
               Centerior Utilities sales for resale                                                  (104,920)
               Centerior Utilities Labor Additive revenues                                            (10,955)
               Centerior Utilities Production Revenues                                                 (8,722)
                                                                                              ----------------
            OPERATING REVENUES                                                                       (126,872)

            2. Service Company Revenues
                                                                                              ----------------
            ---------------------------
               Service Company Revenues                                                              (208,076)


            3. Fuel and Purchased Power
            ---------------------------
               Centerior Utilities purchased power expenses                                          (104,920)


            4. Other Operation and Manitenance
            ---------------------------------
               Centerior Utilities transmission line billings                                          (1,558)
               Centerior Utilities microwave line billings                                               (299)
               Centerior Utilities A&G expense billings                                                (9,099)
               Centerior Utilities overhead expense billings                                          (10,955)
               Centerior Utilities working capital billings                                            (1,692)
               Service Company expenses (less Taxes Other Than Income)                               (198,750)
               Centerior Utilities rental expense billings                                             (2,117)
               Centerior Utilities wheeling expenses                                                      (42)
                                                                                              ----------------
            Other Operation and Maintenance                                                          (224,512)

            5. Taxes, Other Than Income Taxes
            ---------------------------------

               Service Company Taxes, other than income taxes                                          (9,120)

            6. Federal Income Taxes
            -----------------------
              Service Company federal income taxes                                                          1


            7. Other Income and Deductions
            ------------------------------
               Centerior Utilities working capital billings                                            (1,692)
               Centerior Utilities Rental Billings                                                     (2,116)
               Centerior Utilities interest income                                                       (711)
               Centerior Utilities equity earnings                                                   (219,547)
               Service Company other income & deductions                                                    -
                                                                                              ----------------
                                                                                                     (224,066)

            8. Short Term Debt
            ------------------
               Centerior Utilities interest expense                                                      (917)


            9. Preferred Dividend Requirement of Centerior Utilities                                   60,696
            --------------------------------------------------------


CENTERIOR ENERGY CORPORATION AND SUBSIDIARIES
                BALANCE SHEET                                                                      Page 1 of 4
             At December 31, 1995
          (Thousands of Dollars)
               (Unaudited)



                                                             CEI            TE           CSC        Centerior
                                                         ------------  ------------  ------------  ------------
         ASSETS
PROPERTY, PLANT AND EQUIPMENT
  Utility Plant In Service                                 6,871,468     2,896,320             -             -
  Accumulated Depreciation and Amortization               (2,094,092)     (942,088)            -             -
                                                         ------------  ------------  ------------  ------------
                                                           4,777,376     1,954,232             -             -
  Construction Work In Progress                               73,250        27,781             -             -
  Perry Unit 2                                                     -             -             -             -
                                                         ------------  ------------  ------------  ------------
                                                           4,850,626     1,982,013             -             -
  Nuclear Fuel, Net of Amortization                          121,966        77,741             -             -
  Other Property, Less Accummulated Depreciation              58,299        19,555             -             -
                                                         ------------  ------------  ------------  ------------
                                                           5,030,891     2,079,309             -             -

CURRENT ASSETS
  Cash and Temporary Cash Investments                         69,770        93,669           230        10,611
  Amounts Due from Customers and Others, Net                 157,068        86,982        64,407         1,577
  Unbilled Revenues                                           78,500        21,844             -             -
  Materials and Supplies, at Average Cost                     79,540        39,967             -             -
  Fossil Fuel Inventory, at Average Cost                      21,391         9,273             -             -
  Taxes Applicable to Succeeding Years                       184,099        71,044             -             -
  Other                                                        7,197         4,315         1,953         5,096
                                                         ------------  ------------  ------------  ------------
                                                             597,565       327,094        66,590        17,284
DEFERRED CHARGES AND OTHER ASSETS
  Amounts Due from Customers for Future Federal Income       651,264       416,351          (240)            -
  Unamortized Loss from Beaver Valley Unit 2 Sale                  -        96,206             -             -
  Unamortized Loss on Reacquired Debt                         61,252        27,640             -             -
  Carrying Charges and Operating Expenses, Other             643,606       409,659             -             -
  Nuclear Plant Decommissioning Trusts                        61,497        52,185             -             -
  Other                                                      105,651        65,345         2,078           599
                                                         ------------  ------------  ------------  ------------
                                                           1,523,270     1,067,386         1,838           599
                                                         ------------  ------------  ------------  ------------

   Investments In Associated Companies                             -             -             -     1,966,361
                                                         ------------  ------------  ------------  ------------
                                                           7,151,726     3,473,789        68,428     1,984,244
                                                         ============  ============  ============  ============



CENTERIOR ENERGY CORPORATION AND SUBSIDIARIES
                BALANCE SHEET                                                                               Page 2 of 4
             At December 31, 1995
          (Thousands of Dollars)
               (Unaudited)
                                                                                     Intercompany
                                                                                     Eliminations
                                                              CCO                      & Reclass-
                                                            & Subs        CPC          ifications         Consolidated
                                                         ------------  ----------  ----------------     ----------------
         ASSETS
PROPERTY, PLANT AND EQUIPMENT
  Utility Plant In Service                                         -           -                 -            9,767,788
  Accumulated Depreciation and Amortization                        -           -                 -           (3,036,181)
                                                         ------------  ----------  ----------------     ----------------
                                                                   -           -                 -            6,731,607
  Construction Work In Progress                                    -           -                 -              101,031
  Perry Unit 2                                                     -           -                 -                    -
                                                         ------------  ----------  ----------------     ----------------
                                                                   -           -                 -            6,832,638
  Nuclear Fuel, Net of Amortization                                -           -                 -              199,707
  Other Property, Less Accummulated Depreciation                 523      23,368                 -              101,745
                                                         ------------  ----------  ----------------     ----------------
                                                                 523      23,368                 -            7,134,090

CURRENT ASSETS
  Cash and Temporary Cash Investments                            321       4,437                 -              179,038
  Amounts Due from Customers and Others, Net                     332       1,643           (88,781) (1)         223,228
  Unbilled Revenues                                                -           -                 -              100,344
  Materials and Supplies, at Average Cost                          -           -                 -              119,507
  Fossil Fuel Inventory, at Average Cost                           -           -                 -               30,663
  Taxes Applicable to Succeeding Years                             -           -                 -              255,142
  Other                                                            -           -                 -               18,562
                                                         ------------  ----------  ----------------     ----------------
                                                                 653       6,080           (88,781)             926,484
DEFERRED CHARGES AND OTHER ASSETS
  Amounts Due from Customers for Future Federal Income             -           -                 -            1,067,374
  Unamortized Loss from Beaver Valley Unit 2 Sale                  -           -                 -               96,206
  Unamortized Loss on Reacquired Debt                              -           -                 -               88,893
  Carrying Charges and Operating Expenses, Other                   -           -                 -            1,053,265
  Nuclear Plant Decommissioning Trusts                             -           -                 -              113,681
  Other                                                          793         129           (11,487) (2)         163,111
                                                         ------------  ----------  ----------------     ----------------
                                                                 793         129           (11,487)           2,582,530
                                                         ------------  ----------  ----------------     ----------------

   Investments In Associated Companies                             -           -        (1,966,361) (3)               -
                                                         ------------  ----------  ----------------     ----------------
                                                               1,969      29,577        (2,066,629)          10,643,104
                                                         ============  ==========  ================     ================




CENTERIOR ENERGY CORPORATION AND SUBSIDIARIES
                BALANCE SHEET                                                                 Page 3 of 4
             AT December 31, 1995
          (Thousands of Dollars)
               (Unaudited)



                                                        CEI            TE           CSC        Centerior
                                                    ------------  ------------  ------------  ------------
         CAPITALIZATION AND LIABILITIES
CAPITALIZATION
  Long-Term Debt                                      2,665,981     1,067,603             -             -
  Preferred Stock                                       456,291       215,020             -             -
  Common Stock Equity                                 1,126,762       762,877        22,133     1,983,560
                                                    ------------  ------------  ------------  ------------
                                                      4,249,034     2,045,500        22,133     1,983,560

CURRENT LIABILITIES
  Current Portion of Long Term Debt and Preferred       176,474        58,297             -             -
  Current Portion of Lease Obligations                   54,634        40,019             -             -
  Accounts Payable                                      152,999       109,478         7,224            84
  Accrued Taxes                                         296,141        78,178           439        (1,971)
  Accrued Interest                                       58,608        24,250           193             -
  Dividends Declared                                     15,818             -             -             -
  Other                                                  40,766        18,607        12,604         1,351
                                                    ------------  ------------  ------------  ------------
                                                        795,440       328,829        20,460          (536)
DEFERRED CREDITS AND OTHER LIABILITIES
  Unamortized Investment Tax Credits                    184,002        79,350             -             -
  Accumulated Deferred Federal Income Taxes           1,298,260       573,035         1,305         1,215
  Deferred Fuel Costs                                    10,246           943             -             -
  Unamortized Gain - Bruce Mansfield Sale               310,678       188,093             -             -
  Accumulated Def. Rents for Bruce Mansfield
    plant and Beaver Valley Unit 2                       91,604        53,789             -             -
  Nuclear Fuel Lease Obligations                         85,569        51,691             -             -
  Retirement Benefits                                    65,424       103,060        21,582             -
  Other                                                  61,469        49,499         2,948             5
                                                    ------------  ------------  ------------  ------------
                                                      2,107,252     1,099,460        25,835         1,220
                                                    ------------  ------------  ------------  ------------

                                                    ------------  ------------  ------------  ------------
                                                      7,151,726     3,473,789        68,428     1,984,244
                                                    ============  ============  ============  ============



CENTERIOR ENERGY CORPORATION AND SUBSIDIARIES
                BALANCE SHEET                                                                           Page 4 of 4
             AT December 31, 1995
          (Thousands of Dollars)
               (Unaudited)
                                                                               Intercompany
                                                                                Eliminations
                                                         CCO                      & Reclass-
                                                       & Subs        CPC          ifications         Consolidated
                                                    ------------  ----------  ----------------     ----------------
         CAPITALIZATION AND LIABILITIES
CAPITALIZATION
   Long-Term Debt                                           308           -                 -            3,733,892
   Preferred Stock                                            -           -                 -              671,311
  Common Stock Equity                                     1,581      26,053        (1,939,406) (4)       1,983,560
                                                    ------------  ----------  ----------------     ----------------
                                                          1,889      26,053        (1,939,406)           6,388,763

CURRENT LIABILITIES
  Current Portion of Long Term Debt and Preferred             -           -                 -              234,771
  Current Portion of Lease Obligations                        -           -                 -               94,653
  Accounts Payable                                          273         121          (117,272) (5)         152,909
  Accrued Taxes                                            (194)      1,164                 -              373,757
  Accrued Interest                                            -           -                 -               83,050
  Dividends Declared                                          -           -            (1,152) (6)          14,666
  Other                                                       -           -                 -               73,328
                                                    ------------  ----------  ----------------     ----------------
                                                             79       1,285          (118,424)           1,027,134
DEFERRED CREDITS AND OTHER LIABILITIES
  Unamortized Investment Tax Credits                          -           -                 -              263,352
  Accumulated Deferred Federal Income Taxes                   -       1,265                 -            1,875,080
  Deferred Fuel Costs                                         -           -                 -               11,189
  Unamortized Gain - Bruce Mansfield Sale                     -           -                 -              498,771
  Accumulated Def. Rents for Bruce Mansfield
    plant and Beaver Valley Unit 2                            -           -                 -              145,393
  Nuclear Fuel Lease Obligations                              -           -                 -              137,260
  Retirement Benefits                                         -           -           (11,487) (2)         178,579
  Other                                                       1         974             2,688  (7)         117,583
                                                    ------------  ----------  ----------------     ----------------
                                                              1       2,239            (8,799)           3,227,207
                                                    ------------  ----------  ----------------     ----------------

                                                    ------------  ----------  ----------------     ----------------
                                                          1,969      29,577        (2,066,629)          10,643,104
                                                    ============  ==========  ================     ================




            CENTERIOR ENERGY CORPORATION AND SUBSIDIARIES
                          BALANCE SHEET
            INTERCOMPANY ELIMINATIONS & RECLASSIFICATIONS
                   For Year Ended December 31, 1995
                       (Thousands of Dollars)


            1. Amounts Due From Affiliates
            ------------------------------
               Intercompany receivables/payables                                  (88,781)

            2. Deferred Charges - Other
            ---------------------------
               Reclassification of Cleveland Electric's
                 Pension Cost Accrual                                             (11,487)

            3. Investment In Associated Companies
            -------------------------------------
               Centerior Utilities Investment/Equity Elimination                 (238,281)
               Centerior Utilities Loan From Centerior Energy                     (25,950)
               Centerior Utilities Common Stock Elimination                    (1,918,433)
               Undistributed Income                                               216,303
                                                                          ----------------
                                                                               (1,966,361)
            4. Common Stock Equity
            ----------------------
               Centerior Utilities Investment/Equity Elimination                 (238,281)
               Common Equity                                                   (1,918,581)
               Retained Earnings                                                  217,456
                                                                          ----------------
                                                                               (1,939,406)
            5. Accounts and Notes Payable to Affiliates
            -------------------------------------------
               Centerior Utilities Loan From Centerior Energy                     (25,950)
               Intercompany receivables/payables;
                  and Mortgage Debt Reclass                                       (91,322)
                                                                          ----------------
                                                                                 (117,272)
            6. Dividends
            ------------
               Preferred Dividend Accrual Adjustment                               (1,152)


            7. Deferred Credit - Other
            --------------------------
               Elimination of Intercompany receivables/payables                     2,688



CENTERIOR ENERGY CORPORATION AND SUBSIDIDARIES
RETAINED EARNINGS
For Year Ended December 31, 1995
(Thousands of Dollars)
   (Unaudited)



                                                                        CCO           Intercompany
                                     CEI        TE     CSC  Centerior  & Subs   CPC   Eliminations  Consolidated
                                  ---------- --------- ---- ---------- ------ ------- ------------  ------------
Retained Earnings (Deficit)
  at December 31, 1994             (261,521) (113,235)   -   (437,708)     6  10,911     363,839 (1)  (437,708)


ADDITIONS
  Net Income for the twelve months
  ended at December 31, 1995        183,719    96,762    -    220,472   (495)    257    (280,243)(2)   220,472

DEDUCTIONS
  Dividends Declared
    Common Stock                     74,213         -    -    118,425      -       -     (74,213)(3)   118,425
    Preferred Stock                  40,694    18,454    -          -      -       -     (59,148)(4)         -
                                  ---------- --------- ---- ---------- ------ ------- -----------   -----------
      Total Dividends               114,907    18,454    -    118,425      -       -    (133,361)      118,425
                                  ---------- --------- ---- ---------- ------ ------- -----------   -----------
    Other                               437        (1)   -        439     61       -        (498)(5)       439
                                  ---------- --------- ---- ---------- ------ ------- -----------   -----------
      Total Deductions              115,344    18,453    -    118,864     61       -    (133,859)      118,864
                                  ---------- --------- ---- ---------- ------ ------- -----------   -----------

Retained Earnings (Deficit)
  at December 31, 1995             (193,146)  (34,926)   -   (336,100)  (550) 11,168     217,455      (336,100)
                                  ========== ========= ==== ========== ====== ======= ===========   ===========






  CENTERIOR ENERGY CORPORATION AND SUBSIDIARIES
                RETAINED EARNINGS
            INTERCOMPANY ELIMINATIONS
        For Year Ended December 31,  1995
                 (Unaudited)


  1.  Cumulative differences at beginning of year                                           363,839

  2.  Centerior Utilities net income                                                       (280,243)

  3.  Common stock dividends paid by Centerior Utilities to Centerior Energy                (74,213)

  4.  Preferred stock dividends included in consolidated net income                         (59,148)

  5.  Preferred stock redemption expenses of Centerior Utilities recorded
      by Centerior Energy                                                                      (498)



CENTERIOR ENERGY CORPORATION AND SUBSIDIARIES                                         Centerior
            CASH FLOWS                             The Cleveland                      Energy
for Twelve Months Ended December 31, 1995           Electric     The Toledo Centerior  Corporation
       (Thousands of Dollars)                      Illuminating  Edison    Service       and     Intercompany
             (Unaudited)                           Company     Company    Company  Subsidiaries Eliminations    Consolidated
                                                  ------------ ---------- --------- ------------ ------------    ------------



CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income  		                                    183,719      96,762                220,472    (280,481)(1)     220,472
                                                    -------    --------               --------    --------         -------
  Adjustments to Reconcile Net Income
    to Cash from Operating Activities:
  Depreciation and amortization                     196,247      84,270                                            280,517
  Deferred federal income taxes                      56,062      16,316       453         (301)       (453)(2)      72,077
  Unbilled revenues                                  (7,000)          0                                             (7,000)
  Deferred fuel                                       8,706      (2,601)                                             6,105
  Deferred carrying charges                         (28,493)    (14,018)                                           (42,511)
  Leased nuclear fuel amortization                   70,745      54,099                                  1         124,845
  Deferred operating expenses, net                  (36,148)    (16,799)                                           (52,947)
  Allowance for equity funds used during
    construction                                     (2,173)       (874)                                (1)         (3,048)
  Changes in amounts due from customers and others,
    net                                              (5,927)     (6,283)      557         (954)        557 (3)     (12,050)
  Changes in inventories                              9,818       7,988                                  1          17,807
  Changes in accounts payable                         1,084       8,043       184         (412)         91 (4)       8,990
  Changes in working capital affecting operations   (16,985)      3,321       633        1,170       1,357 (5)     (10,504)
  Other noncash items                                   283       8,699               (219,785)    219,785 (6)       8,982
                                                     -------     -------   -------      -------     -------         -------
Total Adjustments                                   246,219     142,161     1,827     (220,282)    221,338         391,263
                                                     -------     -------   -------      -------     -------         -------
     Net Cash from Operating Activities             429,938     238,923     1,827          190     (59,143)        611,735



CASH FLOWS FROM FINANCING ACTIVITES
  Notes payable to affiliates                       (53,100)     20,950                             32,150 (7)
  First mortgage bond issues                        442,850      99,000                                            541,850
  Reacquired common stock                                                                  (28)                        (28)
  Equity contributions from parent                                         (4,817)       4,817
  Maturities, redemptions and sinking funds        (459,755)   (214,745)                (8,775)                   (683,275)
  Nuclear fuel lease obligations                    (58,341)    (43,634)                                          (101,975)
  Dividends paid                                   (117,164)    (18,454)              (118,425)    135,618 (8)    (118,425)
  Premiums, discounts and expenses                  (10,798)     (6,561)                     0                     (17,359)
                                                     -------     -------   -------      -------     -------         -------
     Net Cash from Financing Activities            (256,308)   (163,444)   (4,817)    (122,411)    167,768        (379,212)



CASH FLOWS FROM INVESTING ACTIVITIES
  Cash applied to construction                     (148,337)    (52,818)                                          (201,155)
  Interest capitalized as AFUDC - borrowed           (2,701)       (674)                                            (3,375)
  Loans to affiliates                                                                   32,150     (32,150)(9)
  Contributions to nuclear plant decommissioning
    trusts                                          (12,816)    (10,771)                                           (23,587)
  Other cash received (applied)                      (5,649)     (5,347)    1,102       74,602     (76,475)(10)    (11,767)
                                                     -------     -------   -------      -------     -------        --------
     Net Cash from Investing Activities            (169,503)    (69,610)    1,102      106,752    (108,625)       (239,884)
                                                    -------     -------   -------      -------     -------        --------
NET CHANGE IN CASH AND TEMPORARY CASH INVESTMENTS     4,127       5,869    (1,888)     (15,469)                     (7,361)
CASH AND TEMPORARY CASH INVESTMENTS AT BEGINNING
  OF YEAR                                            65,643      87,800     2,118       30,838                     186,399
                                                    -------     -------   -------      -------     -------        --------
CASH AND TEMPORARY CASH INVESTMENTS AT END OF YEAR   69,770      93,669       230       15,369                     179,038
                                                    =======     =======   =======      =======     =======        ========

Inerest payments (net of amounts capitalized)       214,000      93,000                             (1,000)(11)    306,000
Federal income tax payments                          65,900      22,500      (400)         900                      88,900






                                     CENTERIOR ENERGY CORPORATION AND SUBSIDIARIES
                                                    CASH FLOWS
                                       For Twelve Months Ended December 31, 1995
                                              INTERCOMPANY ELIMINATIONS
                                               (Thousands of Dollars)
                                                    (Unaudited)


             1. Elimination of equity earnings from Centerior Utilities                        (219,785)
                Adjustment for Centerior Utilities preferred dividend requirements              (60,696)
                                                                                              ---------
                                                                                               (280,481)

             2. Elimination of miscellaneous intercompany federal taxes                            (453)

             3. Elimination of intercompany receivables and other                                   557

             4. Elimination of intercompany payables and other                                       91

             5. Elimination of miscellaneous intercompany working capital items                   1,357

             6. Elimination of equity earnings from Centerior Utilities                         219,785

             7. Elimination of intercompany loans between Centerior affiliates                   32,150

             8. Elimination of dividends paid to Centerior Energy                                74,212
                Elimination of Centerior Utilities preferred dividends included in net income    60,696
                Elimination of miscellaneous intercompany equity transactions                       710
                                                                                              ---------
                                                                                                135,618

             9. Elimination of intercompany loans between Centerior affiliates                  (32,150)

            10. Elimination of change in Centerior Energy Corp equity investment due
                  to Centerior Utilities dividends                                              (74,212)
                Elimination of miscellaneous intercompany federal taxes                             453
                Elimination of miscellaneous intercompany working capital items                  (1,357)
                Elimination of intercompany receivables and other                                  (557)
                Elimination of intercompany payables and other                                      (91)
                Elimination of intercompany loans between Centerior affiliates                  (32,150)
                Elimination of intercompany loans between Centerior affiliates                   32,150
                Elimination of miscellaneous intercompany equity transactions                      (710)
                Elimination of miscellaneous rounding                                                (1)
                                                                                              ---------
                                                                                                (76,475)

            11. Elimination of miscellaneous intercompany interest payments                      (1,000)







EXHIBIT B


FINANCIAL DATA SCHEDULE



If, at the time a report on this form is filed, the registrant is required to submit this report and any amendments thereto electronically via EDGAR, the registrant shall furnish a Financial Data Schedule. The Schedule shall set forth the financial and other data specified below that are applicable to the registrant on a consolidated basis.

	Item No.		Caption Heading

	1			Total Assets
	2			Total Operating Revenues
	3			Net Income


EXHIBIT C


An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.







NOT APPLICABLE